OPTHEA LIMITED

650 Chapel Street

South Yarra, Victoria 3141, Australia

October 15, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Gabor

Dorrie Yale

Nudrat Salik

Brian Cascio

RE:	Opthea Limited

Registration Statement on Form F-1

File No. 333-249020

Ladies and Gentlemen:

Opthea Limited (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on October 15, 2020, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Div Gupta and Milson Yu of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Div Gupta of Cooley LLP, counsel to the Registrant, at (212) 479-6474, or in his absence, Milson Yu at (650) 843-5296.

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Very truly yours,

OPTHEA LIMITED

By:	/s/ Megan Baldwin
Name:	Megan Baldwin
Title:	Chief Executive Officer and Managing Director

cc:	Michael Tonroe, Opthea Limited

Ferish Patel, Cooley LLP

Div Gupta, Cooley LLP

John McKenna, Cooley LLP

Brent Siler, Cooley LLP

Milson Yu, Cooley LLP

Edwin O’Connor, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

[COMPANY SIGNATURE PAGE TO ACCELERATION REQUEST]